February 5, 2025

Kaitlyn Arsenault
Chief Financial Officer
Skye Bioscience, Inc.
11250 El Camino Real, Suite 100
San Diego, CA 92130

       Re: Skye Bioscience, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Form 10-Q for the Quarterly Period Ended September 30, 2024 File No. 000-55136
Dear Kaitlyn Arsenault:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences